UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___February 2005___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated February 17, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  February 17, 2005                             Signed: /s/ Sean Tetzlaff

                                                                                   Sean Tetzlaff

                         CFO and Corporate Secretary

NEWS RELEASE 05-06                                                                                                                    February 17, 2005

FRONTEER CLOSES CDN$12.7 MILLION FINANCING

Fronteer (FRG-TSX, FTDGF-OTC) is pleased to announce that it has closed its previously announced private placement financing to raise gross proceeds of Cdn$12,722,500.  This financing was brokered by a syndicate of agents (the “Agents”).

Pursuant to the financing, Fronteer issued 7,270,000 units (the “Units”) at a price of Cdn$1.75 per Unit.  Each Unit consists of one common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder thereof to acquire one common share of Fronteer until February 17, 2007 at an exercise price of Cdn$2.75.

Fronteer previously announced that the financing would result in the issuance of up to a maximum of 6,000,000 units, subject to an over-allotment option granted to the Agents for up to an additional 1,200,000 units.  The Agents in the offering were entitled to receive a commission equal to 7% of the gross proceeds raised, to be satisfied in either cash or a combination of cash and units at the option of the Agents.  The Agents subsequently exercised the over-allotment option in full and agreed to the allotment to other subscribers of up to 70,000 of the units to which they were otherwise entitled to receive in satisfaction of their cash commission.  In satisfaction of the 7% commission payable on closing, the Agents elected to take approximately Cdn$535,850 in cash and the balance pursuant to the issuance of 202,695 units. The Agents also received 617,950 broker warrants. Each broker warrant entitles the holder to acquire one common share of Fronteer at an exercise price of Cdn$1.90 until February 17, 2007.

Proceeds of the offering will be used for the exploration of Fronteer’s mineral properties in Canada and Turkey, and for general working capital.  In closing this financing, Fronteer has approximately Cdn$21.3 million in its treasury and 42,062,006 shares issued and outstanding.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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